UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.
(Translation of registrant's name into English)

102 East 1st Avenue
Vancouver, British Columbia, V5T 1A4, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Notice and Access Notification to Shareholders
99.2	Notice of Virtual Annual General Meeting and Information Circular relating to Annual General Meeting of Shareholders to be held on August 16, 2021
99.3	Form of Proxy
99.4	Financial Statements Request Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 13, 2021	ELECTRAMECCANICA VEHICLES CORP. By:/s/ Baljinder K. Bhullar Name:Baljinder K. Bhullar Title:Chief Financial Officer and a director

__________